Exhibit 99.1

JOINT VENTURE AGREEMENT

THIS JOINT VENTURE AGREEMENT (the “Agreement”) is entered into as of March 10, 2020, by and between CACM Group NY, Inc. (“CACM”), a New York corporation, which is wholly owned by Huitao Technology Co., Ltd., (“Huitao”) and Baydolphin, Inc. (“Baydolphin”), a company organized under the laws of New York (each, a “Party”; collectively, the “Parties”);

WHEREAS, Baydolphin possesses the personnel and the knowledge to operate in the early childhood education business and is willing to establish a limited liability company, which shall 100% own one or more certain operating entities (the “Operating Entities”) in the United States to engage in the Business, on an exclusive basis with CACM;

WHEREAS, CACM is desirous of implementing the Business and is willing to provide the working capital and certain technology support for the Business and the Operating Entities;

WHEREAS, both CACM and Baydolphin believe that their combination of capabilities can successfully develop and operate the Business.

NOW, in consideration of their mutual promises, it is agreed as follows:

1.	JOINT VENTURE

The Parties on this date create a joint venture named Baytao LLC (“JV”), a limited liability company in accordance with the laws of State of New York, for the purposes stated above, for the management and operation of the Business located at 1412 Broadway, 21st Floor, New York, NY 10018. The purpose of this Agreement is to clearly identify and describe the basis of understanding and the responsibilities of each Party as relates to the Business and the Operating Entities. The Parties agree to manage the JV in accordance with the LLC Operating Agreement of JV (the “Operating Agreement”)

2.	CONTRIBUTIONS AND RESPONSIBILITIES

(a) Baydolphin, during the term of the JV, shall:

(i) provide its knowledge and expertise in the operation of the Business for each Operating Entity;

(ii) utilize JV’s working capital to operate and manage the Operation Entities for the benefit of the JV.

(iii) contribute the personnel and resources necessary for operation of the Operating Entities in a commercially reasonable manner consistent with the terms of the Operating Agreement in order to accomplish the following goals of the JV including but not limited to:

(A) negotiating agreements that are necessary to operate the Operating Entities in a commercially reasonable manner;

(B) recruiting teachers and other appropriate personal for each Operating Entity;

(C) organizing and implementing all promotions and marketing activities incidental to the Operating Entities.

(b)               CACM, during the term of the JV, shall:

(i)                 contribute such an amount of capital to the JV pursuant to a budget for each Operating Entity jointly agreed to by the Parties (the “Operating Budget”), to fund the daily operation, including lease, recruiting and training personnel, marketing etc., of the Operating Entities within seven (7) business days upon the agreement of the Operating Budget for that particular Operating Entity.

(ii)              obtain the right to use of certain software platforms and other related software technologies (the “Software”) from Huitao to facilitate the operation of Operating Entities and provide online classes to the registered students of Operating Entities. The Software shall be provided to be used by the JV and Operating Entities at no additional charge.

3.	PROPRIETARY RIGHTS.

(a)               The Parties agree that the leases and all other tangible and intangible assets including any intellectual property rights and know-how and the trademark of Baydolphin （倍多分） associated with the Baydolphin’s existing business located at 140-11 Ash Ave, a/k/a 43-31 Kissena Blvd, Flushing, NY 11355 (“Baydolphin Business”) shall remain the property of Baydolphin during the Term of this JV, and Baydolphin still has absolute rights to transfer, sell, assign any tangible and intangible assets and rights of Baydolphin Business during the Term of this JV.

(b)               The Parties agree that all tangible and intangible assets including any intellectual property rights and know-how associated with the Software shall remain the property of Huitao during the Term of this JV, and Huitao still has absolute rights to transfer, sell, assign such tangible and intangible assets and rights of Huitao or CACM during the Term of this JV.

(c)               Except as stipulated in this Sections 3(a) and 3(b), the Parties agree that the leases and all other tangible and intangible assets including any intellectual property rights and know-how associated with the Operating Entities or developed by the JV shall be the property of the JV during the Term of this JV.

(d)               The Parties further agree that the Baydolphin Business is and shall continue to be separate from the JV and the JV’s Operating Entities unless JV and Baydolphin enters into written agreement.

4.	PROFITS & LOSSES.

Subject to Term & Termination set forth in section 5 and section 6 below, Net Profits and Net Losses resulting from the JV shall be distributed as follows and in accordance with the Operating Agreement:

(a) The Net Profits of the Business shall be distributed and the percentage ownership of JV shall be as follows:

CACM	80%
Baydolphin	20%

(b) Net Profits and Net Loss. As defined in the Operating Agreement, “Net Profits” and “Net Loss” shall mean for each fiscal year or other period, an amount equal to the JV’s taxable income or tax loss for such year or period. The JV shall allocate the Net Profits and Net Loss in accordance with the Operating Agreement;

5.	DISSOLUTION, LIQUIDATION AND TERMINATION

(a) Upon dissolution, liquidation or termination of the JV, any remaining assets and cash of the JV shall be distributed in accordance with the terms of the Operating Agreement.

(b) If the JV is dissolved, liquidated or terminated before generating any profits from the operation of the Business, any remaining cash within the JV shall be distributed entirely to CACM after paying off all of the debts, liabilities and obligations incurred by the JV during the duration of its operation.

(c) In the event that the JV is dissolved, liquidated or terminated after it has generated certain profits from the operation of the Business, a liquidator shall be appointed by the Board of Managers of the JV to valuate the non-cash assets of the JV at fair market value.

(i) If the total value of all assets of the JV, including cash and non-cash assets, is less than one hundred thousand ($100,000) after paying off all of the debts, liabilities and obligations incurred by the JV during the duration of its operation, all the assets of the JV shall be distributed to CACM.

(ii) If the total value of all assets of the JV, including cash and non-cash assets, is more than one hundred thousand $100,000after paying off all of the debts, liabilities and obligations incurred by the JV during the duration of its operation, an equivalent of one hundred thousand $100,000 including cash and non-cash assets shall be first distributed to CACM; if there are any assets remaining after the distribution of one hundred thousand $100,000 assets to CACM, the remaining portion of assets shall be distributed to Baydolphin

(iii) After the distributions to both CACM and Baydolphin, any remaining value of the JV’s assets shall be distributed to other members of the JV in proportion to their respective interests in the JV.

6.	BOARD OF MANAGERS AND CHIEF EXECUTIVE OFFICER.

(a) Pursuant to the Operating Agreement, the business of the JV shall be managed by the Board of Managers. CACM shall appoint three (3) of designees on the Board of Manager of the JV.and Baydolphin shall appoint two (2) of designees on the Board of Managers of the JV.

(b) The General Manger of the JV shall be appointed by CACM and report to the Board of Managers. All the capital expenditures that are above five thousand dollars ($5,000) shall be approved by the General Manager in advance.

7.	TERM.

The JV shall commence on the duly execution of this Agreement and the Operating Agreement (the “Transaction Documents”) (the “Commencement”) and continue until it is dissolved, liquidated and terminated pursuant to the Operating Agreement or as otherwise provided by law (with such period being referred to herein as the “Term”).

8.	SERVICES.

Both of the Parties shall cooperate in carrying out the purposes of the JV and shall devote a substantial time to it, but both of the Parties may engage in any other business or activities.

9.	PUBLIC RELATIONS.

The Parties shall not make any public statements, issue any press release, or disclose any details of this JV to any media, publicist, or the public at large, unless such statement is approved by the other Party in writing, and in advance of its publication.

10.	WARRANTIES.

The Parties have the full power and authority and licenses and permits required by governmental authorities or otherwise necessary to carry on their businesses as now being conducted. The Parties have full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and performance of this Agreement by the Parties has been duly and validly authorized by all necessary action on the part of the Parties and their shareholders/boards. This Agreement, when executed and delivered, shall constitute a valid and binding agreement, enforceable in accordance with its terms. The Parties’ execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder do not, and will not, violate, or result with the passage of time in the violation of, any provision of, or result in the acceleration or termination of, or entitle any Party to accelerate or terminate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance upon any of the assets of the Parties pursuant to any provision of any mortgage, lien, lease, agreement, permit, indenture, license, instrument, law, order, arbitration award, judgment or decree to which any Party is a party or by which it or any of its assets may be hound. The Parties indemnify, defend and hold each other, and each of their respective affiliates, officers, directors, employees, agents, successors, and assigns harmless from and against any and all claims, losses, liabilities, damages, and expenses (including, without limitation, reasonable attorneys’ fees) arising from the inaccuracy of any representation or warranty made.

11.	LIMITS OF JOINT VENTURE.

The relationship between the Parties shall be limited to the performance of this Joint Venture Agreement, solely in accordance with the terms of this Agreement. This Agreement shall be considered and deemed to be creating a joint venture for the sole purpose of carrying out the terms of this Agreement. Nothing herein shall be construed to create a general partnership between the Parties or to authorize either Party to act as general agent for the other Party, or to permit either Party to bid for or to undertake any other contracts for the other Party without the express written consent of the other Party.

12.	ASSIGNMENT.

Neither this Agreement nor any interest of either Party, including any interest in moneys belonging to or which may accrue to the JV in connection with this Agreement, or in any property of any kind employed or used in connection with this Agreement may be assigned, pledged, transferred, or hypothecated, without the prior written consent of the Parties hereto.

13.	ATTORNEY’S FEES AND LITIGATION COSTS.

If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, because of an alleged dispute, breach of, or default in connection with any of the provisions of this Agreement, the successful or prevailing Party shall be entitled to recover reasonable attorney’s fees and other costs incurred in that action or proceeding, in addition to any other relief to which that Party would be entitled.

14.	CONFIDENTIALITY.

This Agreement is confidential. CACM and Baydolphin agree to treat any confidential information disclosed to it under this Agreement with strict confidentiality. Confidential Information includes any non-public information about either Party, including but not limited to financial information, technical information, and information about each other’s business strategy and know-how. Notwithstanding the foregoing, Baydolphin recognizes that U.S. securities laws govern the use of material, non-public information about CACM and/or its affiliated entities, and such information may be disclosed by the Parties as required by applicable law or regulation.

15.	ENTIRE AGREEMENT.

This Agreement constitutes the entire agreement of the Parties with respect to the JV and supersedes all prior agreements, understandings and negotiations, whether written or oral, between the Parties. This Agreement may not be changed orally but only by an agreement or writing signed by all Parties which is expressly stated to be an amendment hereto.

16.	PROVISIONS SEVERABLE.

In case any one or more provisions of this Agreement shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be in any way affected or impaired thereby.

17.	HEADINGS.

Headings set forth herein are for the conveniences of the Parties only and not a part of the Agreement.

18.	INTERPRETATION.

This Agreement shall be construed and interpreted under the laws of the State of New York.

19.	LOCATION.

Any action or proceeding arising from this Agreement shall only be brought in the State of New York.

20.	NOTICES.

(a) All notices, requests, demands and other communication under this Agreement shall be in writing. Notices may be delivered personally, or by facsimile or by mail, postage prepaid, to the last known address of the Parties. A copy of any notices shall be sent to:

To Baydolphin: 140-11 Ash Ave, IN Flushing, NY 11355

To CACM:

800 3rd Ave, 28th Floor

New York, NY 10022

With a copy to (which shall not constitute a notice)

Joan Wu, Esq.

Hunter Taubman Fischer & Li LLC

1450 Broadway, 26th Floor

New York, NY 10018

Fax: (212) 530 - 2208

(b) Any notices sent by mail, postage prepaid, will be deemed received three (3) business days after it is mailed. Each Party may designate a new address for purposes of this Agreement by notice to the other Party, in the manner set forth herein.

(c) Any notice sent by fax, will be deemed received on the business day sent, if the transmission receipt indicates successful transmission to the intended recipient before 5:00 p.m. EST that day, and one (1) business day after such transmission if the transmission receipt indicates successful transmission to the intended recipient between 5:00 p.m. EST and midnight that day.

21.	EXECUTION.

This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed to be an original but, when taken together, shall constitute one agreement. The persons executing this Agreement represent that they have the necessary authority of their respective Party to do so.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

CACM GROUP NY, INC.

By:	/s/ Hui Xu
Name:	Hui Xu
Title:	Director

Baydolphin, inc.

By:	/s/ Yicen Lin
Name:	Yicen Lin
Title:	General Manager